BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Market Announcement

Pursuant to Instruction CVM 358/2002, in attention to the recent media articles regarding a potential transaction between BRF S.A. (“Company”) and Americana Group (“Americana”), the Company hereby informs the market that, in line with its strategy of international expansion, it has recently signed a non-binding agreement with Americana, by which they agree to co-operate in conducting a joint strategic analysis with regards to establish a potential strategic collaboration in the Middle East Region. The discussions with Americana are still preliminary and may or may not lead to collaboration involving the Company and Americana. The scope of the potential collaboration is also currently undefined.

The Company will keep the market informed in case an agreement regarding such potential collaboration is reached, pursuant to the applicable regulation.

São Paulo, December 23, 2013

Augusto Ribeiro Junior
Vice President Finance and Investor Relations